EXHIBIT 11

STAR BUFFET, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS
PER SHARE

	Fifty-two Weeks Ended January 29, 2001	Fifty-three Weeks Ended January 31, 2000	Fifty-two Weeks Ended January 25, 1999
BASIC EARNINGS PER SHARE:
Net income	$1,402,000	$1,425,000	$2,435,000

Weighted average number of common shares outstanding during the period	2,950,000	2,950,000	4,601,000

Basic earnings per share	$0.48	$0.48	$0.53

DILUTED EARNINGS PER SHARE
Net income	$1,402,000	$1,425,000	$2,435,000

Weighted average number of common shares outstanding during the period	2,950,000	2,950,000	4,601,000

Incremental common shares attributable to outstanding stock options	—	—	—

	2,950,000	2,950,000	4,601,000
Diluted earnings per share	$0.48	$0.48	$0.53

E-2